Management’s Discussion and Analysis

March 5, 2008

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended January 31, 2008 and its financial position as at January 31, 2008.  This MD&A should be read in conjunction with the unaudited consolidated financial statements and notes that follow.  In 2007, MDS chose to adopt United States generally accepted accounting principles (US GAAP) for financial reporting.  As a result of this change, the Company restated to US GAAP its previously filed financial statements for the four quarters of 2007.  With US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian generally accepted accounting principles (Canadian GAAP).  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for  fiscal 2008 and 2009.  The results discussed in this MD&A are based on US GAAP.  To supplement the US GAAP MD&A included in this document, please refer to our separately filed Canadian Supplement to this MD&A that restates, based on financial information of MDS reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.

For additional information and details, readers are referred to the 2007 annual financial statements and MD&A for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended January 31, 2008. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of our clients’ exercising rights to cancel certain contracts; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

 We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Use of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted net income, adjusted earnings per share (EPS); operating working capital; net revenue; new orders and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that have not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be  communicated in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.  As at January 31, 2008, we have started to report new orders, which are the confirmed contracts that we have received a customer commitment for within the interim period.  We have also started to report period ending backlog which measures our backlog at the period ending date and we continue to reported average backlog which is the average of the three month end backlog balances for the interim period.

Substantially all of the Sciex brand products of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing.   Under US GAAP, we report our direct revenues from sales to the joint ventures as revenues and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products of MDS Analytical Technologies, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

Tabular amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Adoption of US GAAP
Effective with the reporting of our fiscal 2007 annual results, we adopted US GAAP as our primary reporting standard for our consolidated financial statements. We have adopted US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies. All figures for prior periods contained in these documents have been revised to reflect the adoption of US GAAP as our reporting standard.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization, and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  The results of discontinued operations relate to the diagnostics business we sold in 2007.  All financial references for the prior year have been restated to reflect this treatment.

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

	First Quarter

	2008	2007
Total revenues	$322	$264
Reimbursement revenues	(26)	(23)
Net revenues	$296	$241

Income from continuing operations	17	-
Income taxes (recovery) expense	(7)	3
Net interest expense	-	2
Depreciation and amortization	27	14
EBITDA	37	19
Restructuring charges, net	-	13
Acquisition integration and in-process R&D	3
Loss (gain) on sale of assets/investments	2	(2)
Gain on interest rate swap	(2)
Adjusted EBITDA	$40	$30
Adjusted EBITDA margin	14%	12%

Consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services segment, were up 23% on a reported basis to $296 million for the first quarter of 2008 compared to $241 million last year. The Molecular Devices (MD) business of MDS Analytical Technologies, which was acquired in the second quarter of 2007, added $56 million of net revenue in the quarter, its highest quarter to date, and that led net revenue for MDS Analytical Technologies to more than double compared to that of the first quarter of 2007. MDS Pharma Services net revenues decreased 1% compared to the same period in 2007, with slight growth in late-stage net revenues being offset by a decline in early-stage net revenues. MDS Nordion net revenues were down 10% compared to the same period in 2007, due primarily to a medical isotope supply disruption and lower cobalt shipments.  Foreign exchange impacts increased net revenue in the first quarter of 2008 compared to the first quarter of 2007 by approximately $25 million.

Income from continuing operations for the first quarter of 2008 was $17 million compared to nil reported for the same period in 2007.   The first quarter of 2008 included $12 million in expenses for integration and amortization related to MD and a $11 million gain on deferred taxes related to a reduction in future income tax rates by the Canadian government.

Adjusted EBITDA for the quarter was $40 million, up 33% compared to $30 million reported for last year. MD contributed $11 million of adjusted EBITDA in the first quarter of 2008.  MDS Pharma Services delivered $5 million of improvement in adjusted EBITDA; MDS Analytical Technologies also had a strong quarter on an adjusted EBITDA basis, with and without the impact of the MD acquisition; and, MDS Nordion was adversely impacted by approximately $5 million from the medical isotope supply disruption, lower cobalt shipments and an embedded derivative loss of $4 million in the first quarter of 2008 (nil in 2007).  In the first quarter of 2008, a $7 million gain was recorded relating to certain stock-based compensation programs, primarily as a result of a reduction in MDS’s stock price, compared to a $1 million gain in 2007.  Primarily due to the strengthening of the US dollar relative to the Canadian dollar from our fiscal year end to January 31, 2008, we recorded a $4 million gain from the impact of foreign exchange on certain monetary assets and liabilities up $1 million from the first quarter of 2007.  However, in the first quarter of 2008 we also experienced a negative impact of approximately $3 million on adjusted EBITDA from the net impact of foreign exchange, on our operations, due to the decline of the US dollar, from the first quarter of 2007 to the first quarter of 2008.

Adjustments reported for the quarter in 2008 include a $4 million loss associated with the expected sale of MDS Nordion’s beam therapy and self-contained irradiator product lines, a $2 million gain resulting from the settlement of a mortgage that in 2000 had been determined to be uncollectible at that time, $2 million of costs related to the acquisition and integration of MDS Analytical Technologies, $1 million of in-process research and development (in-process R&D) related to an acquisition within the quarter, and a $2 million gain resulting from the settlement of interest rate swaps. In 2007, adjustments reported for the quarter included restructuring costs totalling $13 million, of which $8 million related to ongoing profit improvement initiatives in MDS Pharma Services, and $5 million related to transition of our information technology infrastructure and support to a new provider.  The other adjusting item in the first quarter of 2007 was a $2 million gain realized on the sale of our debt interest in Hemosol Corp.

Selling, general, and administration (SG&A) expenses for the quarter-totalled $64 million, and represents 22% of net revenues compared to $54 million and 22% respectively, in the same period last year.  The increase in SG&A spending is a result of the addition of MD and foreign exchange which was partially offset by lower stock-based compensation expense, and spending on the FDA issue in the first quarter of 2007.

We spent $20 million on R&D activities in the first quarter of 2008 compared to $12 million in the first quarter of 2007.  The increase in spending is a result of the additional MD spending and higher investment related to the Sciex brand products of MDS Analytical Technologies.

Consolidated depreciation and amortization expense increased $13 million in the first quarter of 2008 compared to the same period last year.  The increase is principally related to the amortization of intangible assets associated with the MD acquisition.  Capital expenditures for the quarter were $13 million compared to $9 million in the first quarter of 2007.

Reported earnings per share from continuing operations were $0.14 for the quarter, compared to nil in the first quarter of 2007.  Adjusted earnings per share from continuing operations for the quarter were $0.05 compared to $0.07 earned in the same period last year.  In addition to the adjusting items affecting adjusted EBITDA that were described earlier, adjusting items include a $0.09 reduction in our deferred tax liabilities due to the enactment of income tax rate reductions in Canada.  Earnings per share from discontinued operations were nil compared to $0.11 for 2007.  Results from discontinued operations include only the results of the diagnostics business that we sold in 2007.   Adjusted net income and adjusted earnings per share for the two periods were as follows:

	Net income		Earnings per share
	2008	2007	2008	2007
From continuing operations – as reported	$17	$-	$0.14	$-
Adjusted for – after tax:
Restructuring charges, net	-	11	-	0.08
Acquisition integration and in-process R&D	2	-	0.02	-
Gain on sale of business and long-term investments	-	(1)	-	(0.01)
Gain on interest rate swaps	(2)	-	(0.02)
Tax rate changes	(11)	-	(0.09)	-
Adjusted	$6	$10	$0.05	$0.07

MDS Pharma Services

Financial highlights

	First Quarter
		% of net		% of net
	2008	revenues	2007	revenues
Early-stage	$63	53%	$66	55%
Late-stage	57	47%	55	45%
Net revenues	120	100%	121	100%
Reimbursement revenues	26		23
Total revenues	$146		$144
Cost of revenues	(88)	(73%)	(89)	(74%)
Reimbursed expenses	(26)		(23)
Selling, general, and administration	(29)	(24%)	(33)	(26%)
Depreciation and amortization	(9)	(8%)	(8)	(7%)
Restructuring charges - net	-	-	(8)	(7%)
Other income (expense)	5	4%	2	2%
Operating loss	(1)	(1%)	(15)	(12%)
Adjustments:
Restructuring charges – net	-	-	8	7%
Gain on settlement	(2)	(2%)	-	0%
Depreciation and amortization	9	8%	8	7%
Adjusted EBITDA	$6	5%	$1	1%
Margins:
Gross margin	27%	-	26%	-
Adjusted EBITDA	5%	-	1%	-
Capital expenditures	$6		$2

MDS Pharma Services net revenues declined 1% as reported.  The impact on revenue of the change in foreign exchange rates from the first quarter of 2007 to the first quarter of 2008 was an increase of approximately $9 million or 7%. Both our early-stage and late-stage businesses had lower revenue excluding the impact of foreign exchange. The late-stage decline was primarily a result of contract cancellations related to failures of compounds that occurred in the current and prior quarters. While we have seen an increase in early-stage orders, the timing of service delivery relative to our capacity did not allow us to convert these orders into revenue in the quarter and this business continued to show declines versus the prior year.

New orders in the first quarter of 2008 of $177 million were up 32% sequentially and were higher than any quarter in 2007; however, we also experienced a high level of contract cancellations relating to compound failures affecting our late-stage businesses. As order cancellations occurred early in the quarter and order receipts were higher at the end of the quarter, we saw an overall decrease in our average monthly backlog to $360 million, down $25 million from the fourth quarter of 2007 and down 20% compared to the first quarter of 2007. Despite these cancellations and given the strength of new orders, our quarter end backlog increased sequentially by $20 million to $395 million.

New orders and backlog	New Orders	Average Backlog	Period Ending Backlog
Fiscal 2007 – Quarter 1	$159	$450	$472
Quarter 2	103	450	428
Quarter 3	119	420	408
Quarter 4	134	385	375
Fiscal 2008 – Quarter 1	177	360	395

MDS Pharma Services had an operating loss of $1 million for the quarter, compared to a loss of $15 million for the same period last year.  This reduction in operating loss was driven by lower costs in the first quarter of 2008 resulting from  the restructuring actions taken in 2007; a $2 million reduction in stock-based compensation costs in the first quarter of 2008; a $2 million gain related to the settlement of a mortgage that in 2000 had been determined uncollectible and a $3 million foreign currency gain on the revaluation of certain assets and liabilities in the quarter, compared to a $2 million gain the first quarter of 2007.  As well, in the first quarter of 2007, our operating loss reflects $8 million of restructuring charges and $4 million of spending on the US Food and Drug Administration (FDA) review of our Montreal bioanalytical operations.  In the first quarter of 2008 there was no impact to operating income from these items, although we did spend $2 million on the FDA matter and it was charged to the reserve we established for this purpose in the second quarter of 2007.  Partially offsetting these reductions in our operating loss was the lower amount of gross profit associated with the net revenue declines, excluding the impact of foreign exchange, described in our discussion of net revenues, and the negative impact of foreign exchange on our operations resulting from the decline in the US dollar from the first quarter of 2007 to the first quarter of 2008 of approximately $3 million.

Adjusted EBITDA for MDS Pharma Services for the first quarter of 2008 was $6 million, up substantially from $1 million for the first quarter of 2007 driven by restructuring savings and the other items described above, except that the $2 million gain on the mortgage settlement in the first quarter of 2008 and the $8 million restructuring charges in the first quarter of 2007 were adjusting items.

SG&A of $29 million in the first quarter of 2008 was $4 million lower than the first quarter of 2007 due to $2 million of lower stock-based compensation and productivity, partially offset by the negative impact of foreign exchange on spending from the strengthening of the Canadian dollar, British pound and the euro over the same period.

During the first quarter of 2008, we continued to implement our restructuring plan announced in 2007.  These plans are now 90% complete with the balance of actions expected to be substantially completed in  the second quarter of 2008.

During the first quarter of 2008, we opened a new 300 bed facility in Phoenix, Arizona to expand our capacity to deliver early-stage services to both pharmaceutical and biotech clients.  Our late-stage business also launched a new proprietary software application to allow our clients real-time access to their study data. This new application will benefit our customers both in terms of efficiency and standardization in study management.

Capital expenditures in the pharmaceutical services segment were $6 million compared to $2 million in the first quarter of 2007.

Regulatory Review of Montreal Bioanalytical Operations
The six-month time limit imposed by the FDA for generic audits has passed, and we believe we have substantially completed all required site audits for generic customers.  We continue to receive a limited number of study audit requests from innovator customers and expect we may continue to receive these requests in low numbers in the coming months.

We have responded to questions from European regulators about the nature of the work that was done for the FDA.  Although we are not yet able to fully assess the potential impact of possible, if any, foreign regulatory actions, we are satisfied with the progress of our discussions with these regulators.

During the second quarter of 2007, we approved and recorded a $61 million provision to reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have utilized $13 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US-dollar denominated components of the cost estimate. Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, we believe that the remaining reserve of $52 million will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

MDS Nordion

Financial highlights

	First Quarter
		% of net		% of net
	2008	revenues	2007	revenues
Product revenues	$59	98%	$67	100%
Service revenues	1	2%	-	-
Net revenues	60	100%	67	100%
Cost of product revenues	(34)	(57%)	(34)	(51%)
Cost of service revenues	-	-	(1)	(2%)
Selling, general, and administration	(11)	(18%)	(11)	(16%)
Research and development	-	-	(1)	(2%)
Depreciation and amortization	(3)	(5%)	(3)	(4%)
Other expense	(8)	(13%)	-	-
Operating income	4	7%	17	26%
Adjustments:
Loss on sale of business	4	7%	-	-
Depreciation and amortization	3	5%	3	4%
Adjusted EBITDA	$11	18%	$20	30%
Margins:
Gross margin	43%	-	47%	-
Adjusted EBITDA	18%	-	30%	-
Capital expenditures	$3		$1

MDS Nordion revenues were down $7 million or 10% from the first quarter of 2007 on a reported basis. The decline of the US dollar in the first quarter of 2008, compared to the first quarter of 2007, increased reported revenue by approximately $9 million. The $16 million decline, net of foreign exchange impacts was due to a disruption in supply of medical isotopes at our supplier’s reactor; lower shipments of Cobalt, largely as a result of shipping delays in Asia, which we expect to recover in the middle of the fiscal year; and the revenues for 2007 included $2 million related to deferred revenue associated with the 2004 cancellation of a supply agreement.

Operating income was $4 million compared to $17 million last year and adjusted EBITDA was $11 million in the first quarter of 2008, down $9 million compared to the first quarter of 2007.   The reduction in operating income and adjusted EBITDA was primarily a result of a $5 million decrease from the medical isotope supply disruption, lower Cobalt shipments, and 2004 cancellation of the supply agreement noted above.  In addition, there was $4 million related to a non-cash loss on embedded derivatives in the first quarter of 2008 which is included in other expense.  These reductions were partially offset by foreign exchange and lower R&D expense versus the first quarter of 2007.  In the first quarter of 2008, the adjusting item in the amount of $4 million relates to the loss we recorded on the previously announced sale of the MDS Nordion external beam therapy and self-contained irradiator product lines, which is described below in more detail.

SG&A of $11 million in the first quarter of 2008 was level with the first quarter of 2007.

Capital expenditures in the MDS Nordion segment for the quarter were $3 million primarily related to increased capacity for our Glucotrace® product in Europe, compared to $1 million last year.

In the quarter, we announced the signing of an agreement to sell our external beam therapy and self-contained irradiator product lines. The sale is a key part of MDS Nordion’s strategy to strengthen its position as a leading innovator in molecular medicine. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion’s external beam therapy and self-contained irradiator product lines. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. In the first quarter of 2008, we are reporting a loss on disposal of this business in the amount of $4 million, including all costs to sell the product lines.  The operating results of these product lines will be reported in the MDS Nordion segment up to the transaction closing date.

MDS Analytical Technologies

Financial highlights

	First Quarter
		% of net		% of net
	2008	revenues	2007	revenues
Product revenues	$92	79%	$38	72%
Service revenues	24	21%	15	28%
Net revenues	116	100%	53	100%
Cost of product revenues	(61)	(53%)	(37)	(70%)
Cost of service revenues	(4)	(3%)	-	-
Selling, general, and administration	(19)	(16%)	(6)	(11%)
Research and development	(20)	(17%)	(11)	(21%)
Depreciation and amortization	(15)	(13%)	(3)	(5%)
Other expense	(2)	(2%)	(1)	(2%)
Operating loss	(5)	(4%)	(5)	(9%)
Adjustments:
Acquisition integration and in-process R&D	3	3%	-	-
Equity earnings	14	12%	14	26%
Depreciation and amortization	15	13%	3	6%
Adjusted EBITDA	$27	23%	$12	23%
Margins:
Gross margin	44%		30%	-
Adjusted EBITDA	23%		23%	-
Capital expenditures	$2		$3

The Sciex brand channel of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  We use the equity method of accounting for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income from the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, these earnings are not included in operating income.

MDS Analytical Technologies reported revenues of $116 million for the first quarter of 2008, compared to $53 million for the same period last year. First quarter revenues for the current year include $56 million of revenues from the MD brand channel.  This is the highest quarterly revenue for MD yet reported, and with $194 million in revenue since the acquisition, MD has already exceeded our first year target of $190 million in revenue after only ten months. MD revenues were up $4 million or 8% compared to the same three-month period in 2007, which was prior to the date when MDS acquired the business.

Sciex revenues were up $7 million or 13%.  Sciex revenues are primarily from the sale of products, and SG&A and R&D services to its joint ventures, and $6 million of the revenue increase was related to foreign exchange.  End-user revenues for Sciex products grew 5% in the first quarter compared to the same period last year and the small molecule markets continued to be an area of strength for the business. Our high-end triple-quad and ion-trap mass spectrometer instruments have maintained strong sales momentum, across most markets.  Good strength in mass spectrometer sales from our core LC/MS products was augmented by continued strength from our ICP/MS product line.

The operating loss for MDS Analytical Technologies for the first quarter of 2008 was $5 million, level with the first quarter of 2007. On an operating income basis, MD lost $2 million in the first quarter because of the acquisition-related items which partially offset the $2 million improvement in Sciex performance.  Equity earnings, which are not included in operating income and represent our share of earnings from the Sciex joint ventures were $14 million for the first quarter of 2008, and level with the first quarter of 2007.

Adjusted EBITDA for the quarter was $27 million compared to $12 million last year.  Excluding the $11 million of growth attributable to the acquisition of MD, adjusted EBITDA grew by 33% largely as a result of improved gross margins.  In the first ten months of ownership by MDS, MD has delivered $44 million in adjusted EBITDA on target to meet or exceed our expectations of $45 - $50 million in adjusted EBITDA for the first full year of MDS ownership.  The two adjustments in the first quarter of 2008 are $2 million of MD acquisition and integration costs and $1 million of in-process R&D expense associated with a small technology acquisition described below.  There were no adjustments in the prior year.

Increased SG&A and R&D expenses in MDS Analytical Technologies for the first quarter of 2008 primarily reflects the addition of the MD business and the increased R&D investment related to the Sciex brands. Depreciation and amortization expense was also up, reflecting $10 million for amortization of intangible assets acquired as part of the MD acquisition, plus the inclusion of depreciation on MD property, plant, and equipment.  Capital expenditures were $2 million in the first quarter of 2008, compared to $3 million in the first quarter of 2007.

During the first quarter of 2008, MDS Analytical Technologies acquired a small company that was in the process of developing a complimentary product for our MD portfolio.

Corporate and Other
Financial highlights

	First Quarter
	2008	2007
Selling, general, and administration	$(5)	$(4)
Restructuring charges	-	(5)
Other income	1	3
Operating loss	(4)	(6)
Adjustments:
Gain on sale of business and investments	-	(2)
Restructuring charges	-	5
Adjusted EBITDA	$(4)	$(3)

Corporate SG&A expenses were $1 million higher this year compared to 2007 due to the impact of foreign exchange on our Canadian dollar spending and increased costs within our finance function including our costs to convert to US GAAP, which was partially offset by $2 million of lower stock based compensation expense.

The 2007 adjustments include restructuring charges related to the transition of IT support and infrastructure to a new provider and a gain of $2 million as a result of selling a debt interest in Hemosol Corporation.  There were no adjusting items in 2008.

Net interest expense was nil in the first quarter of 2008, compared to $2 million in the first quarter of 2007 due to higher interest income in 2008.  In addition, in the first quarter of 2008, we recorded a $2 million gain on the settlement of interest rate swaps.  Net interest expense and the swap gain are not included in our operating income or adjusted EBITDA.

Income Taxes
In the quarter we recorded a net $11 million reduction in our deferred tax liabilities due to the enactment of income tax rate reductions in Canada.   In addition, the favourable impact of tax credits relating to eligible research and development reduced the taxes we reported in the quarter by approximately $1 million.  Our expected taxes for the quarter were $4 million based on the $10 million of income before income taxes we reported from continuing operations. However, due largely to the above adjustments we reported a tax recovery of $7 million for the quarter.

Discontinued Operations
Income from discontinued operations for fiscal 2007 reflects only the results of our remaining diagnostics businesses. We sold the diagnostics business in the second quarter of 2007 and there is no income from discontinued operations in 2008.

Three months ended January 31
2007
Net revenues	$75
Cost of revenues	(46)
Selling, general and administration	(8)
Operating income	21
Income taxes	(3)
Minority interest	(3)
Equity earnings	1
Income from discontinued operations	16
Basic EPS from discontinued operations	$0.11

Liquidity and Capital Resources

	January 31, 2008	October 31, 2007	Change
Cash, cash equivalents and short-term investments	$144	$337	(57%)
Operating working capital[1]	$113	$59	93%
Current ratio (excludes net assets held for sale)	1.7	1.6	6%
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the first quarter, $193 million of cash was utilized for $89 million of scheduled long-term debt principal and interest repayments that were due in the quarter, $57 million of income taxes related to the 2007 gain on the sale of the diagnostics business and an increase in operating working capital as a result of year end compensation payouts and decreases in our accounts payable balances principally related to lower capital expenditures in the first quarter.  In addition, there was a $43 million reduction in cash from the effect of foreign exchange rate changes in the quarter.  The increase in the current ratio is primarily attributable to the reduction of current liabilities related to the payment of long term debt and income taxes payable.

We expect to have net operating cash inflows for the remainder of fiscal 2008.  Expected cash outflows include FDA–related reimbursements to our customers and the payment of severance obligations associated with our remaining restructuring activities. In addition to cash generated by operations and cash on hand, we have available a C$500 million, five-year, committed, revolving credit facility, that expires in July, 2010, to fund our liquidity requirements. There were no borrowings under this facility as at January 31, 2008.

Cash provided by investing activities for continuing operations totalled $92 million for the first quarter of 2008, compared to inflows of $107 million for the first quarter of 2007, principally from the sale of short-term investment of $101 million in the first quarter of 2008, compared to $126 million in the same period in 2007.  Capital expenditures for the quarter totalled $13 million, compared to $9 million of expenditures in the first quarter of 2007, and $28 million of expenditures in the fourth quarter of 2007.

Financing activities (excluding discontinued operations) used $83 million of cash in the quarter, primarily for scheduled debt repayments, compared to $4 million in the prior year.  We made purchases of $5 million under our existing Normal Course Issuers Bid during the quarter which retired 0.3 million shares representing less than 1% of our outstanding Common shares. Cash used in financing activities for the prior year included a $3 million dividend payment.

We continue to hold $15 million, net of a $2 million provision, of asset-backed commercial paper (ABCP) in long-term investments.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for operations, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and potential acquisitions in 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2007, and other than the repayment of long-term debt that came due in the quarter, there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of other parties, nor do we have any off-balance sheet arrangements.

Derivative instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by these banks to assist in the determination of the fair market values of the financial instruments.

We also have embedded derivatives as a result of long term contracts, such as the cobalt supply agreements with our Russian supplier that are denominated in US dollars.

During the quarter we settled our outstanding interest rate swaps and no longer hold any interest rate derivatives.  The net mark-to-market value of all derivative financial instruments at January 31, 2008 was nil.  The net mark-to-market value of our embedded derivatives as at January 31, 2008 was nil.

Capitalization
	January 31, 2008	October 31, 2007	Change
Long-term debt	$301	$384	(22%)
Less: cash and cash equivalents and short-term investments	(144)	(337)	(57%)
Net debt	157	47	234%
Shareholders’ equity	1,834	1,897	(3%)
Capital employed[1]	$1,991	$1,944	2%
 1 Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased $83 million due to the $80 million repayment of long term debt and the revaluation of our Canadian dollar denominated long-term debt to reflect the strength of the US dollar at the end of the first quarter of 2008, compared to our 2007 fiscal year-end.

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.  Net revenue is a non-GAAP measure.

[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Jan 2008	Oct 2007	Jul 2007	Apr 2007
Net revenues	$1,174	$296	$307	$308	$263
Operating income (loss)	$(105)	$(6)	$1	$(4)	$(96)

Income (loss) from continuing operations	$(16)	$17	$15	$7	$(55)
Net income	$774	$17	$13	$7	$737
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.08)	$0.14	$0.12	$0.06	$(0.40)
Earnings per share
Basic	$5.67	$0.14	$0.11	$0.05	$5.37
Diluted	$5.65	$0.14	$0.11	$0.05	$5.35
[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Jan 2007	Oct 2006	Jul 2006	Apr 2006
Net revenues	$966	$241	$250	$241	$234
Operating loss	$(69)	$(9)	$(3)	$(21)	$(36)

Income (loss) from continuing operations	$9	$-	$12	$(2)	$(1)
Net income	$90	$16	$45	$14	$15
Earnings (loss) per share from continuing operations
Basic and diluted	$0.06	$0.00	$0.08	$(0.01)	$(0.01)
Earnings per share
Basic and diluted	$0.62	$0.11	$0.30	$0.10	$0.11

Items that impact the comparability of operating income include:
•	Results for the quarter ended January 31, 2008 reflect a $11 million gain from the reduction of future Canadian income tax rates.
•
Results for the quarter ended April 30, 2007 reflect a $791 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of MD, $61 million of charges related to assisting clients in respect of the FDA review, and $25 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $36 million resulting from the completion of the MAPLE settlement.

Outlook

The improved profitability at MDS Pharma Services in 2007 was a first step towards moving this division to industry-level performance.  We believe that the majority of customer site audits required by the FDA have been substantially completed and all associated costs are expected to be covered by the remaining balance of our FDA provision.   By the end of the first quarter, the business had implemented 90% of the restructuring initiatives announced in the first half of 2007. As many of these initiatives were completed in the second half of 2007, the majority of the benefits are expected to be realized in 2008. We also invested heavily in new or expanded capacity in our core services to accelerate growth in key global markets. These investments include a significant expansion of our Phoenix Phase I facility and our Beijing central laboratory, as well as investments in customer-facing technology and systems designed to achieve our On-Time, High-Quality brand promise. In mid-2007, we also launched efforts to strengthen our business development teams.  This has included hiring experienced staff, new sales incentive programs, training and a focus on winning more profitable business.  We are encouraged by the increase in new orders over the past three quarters, including the $177 million in new orders reported in the first quarter of 2008.  We expect adjusted EBITDA in this business to benefit further in fiscal 2008 because of the actions we have taken in 2007 and early 2008.

Although we have been pleased with the increasing  level of new contract awards, we also experienced a higher than normal rate of contract cancellations in our late-stage business during the second half of 2007 and these have continued as we enter fiscal 2008. As noted in our previous MD&A discussion, these cancellations have resulted largely from adverse events associated with the compounds affected, which is an industry risk more fully described in our Annual Information Form.  These contract cancellations have resulted in reduced revenue, and adjusted EBITDA during the first of 2008 will result in a reduction in the rate of revenue growth for our late-stage business in 2008, particularly in the first half compared to what we experienced in 2007.  In spite of these cancellations, our focus on bidding on contracts from which we can achieve solid profitability has improved the quality of the remaining backlog.  With our higher quality backlog, our increased focus on business development and our streamlined cost structure, we expect profitable growth to accelerate in the second half of 2008.

MDS Nordion was impacted in the first quarter of 2008 by a disruption in supply of medical isotopes, due to the shutdown of our supplier’s reactor and by the impact of cobalt shipment delays in the Asia region.  The supply of medical isotopes stabilized in December and we expect the cobalt to be delivered in the middle of our fiscal year.  We expect MDS Nordion to return to more traditional levels of revenue and adjusted EBITDA starting in the second quarter of 2008.  We remain encouraged by the ongoing global expansion of our Therasphere® product line and continue to seek new partnerships for growth in medical isotopes. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the long term. We are encouraged by the projected outlook for expected growth in our global markets, and we are focusing on being positioned in these markets to capitalize on these opportunities.

Our integration of MDS Analytical Technologies is tracking well to plan and the MD business has exceeded our first year target of $190 million in revenue, reaching $194 million at the end of the first quarter of 2008. MD adjusted EBITDA has reached $44 million at the end of the first quarter of 2008 and we expect to meet or exceed our first year target for adjusted EBITDA of between $45 million and $50 million. Global demand for Sciex brand mass spectrometers also remains strong.  We anticipate continued growth in adjusted EBITDA margins at MDS Analytical Technologies as we complete our integration and migrate additional  production capabilities to Asia. The addition of MD in 2007 provides a global sales and marketing capability not previously available to us and we are taking steps to leverage this new potential.

We are pleased by the pace of new product launches for both our Sciex and MD brands, and we expect to continue to drive innovation in this business next year. In the first quarter of 2008, we also acquired a business that is developing new technology to compliment our existing product and development initiatives.  Our strategy of in-house innovation, combined with the disciplined acquisition of new technologies should help us to meet our customer’s future needs.

Canadian GAAP Reconciliation
Note 19 to our consolidated financial statements for the first quarter of 2008 contains a reconciliation of results reported in US GAAP to the results based on Canadian GAAP.  The material reconciling items for net income in the quarter are deferred development costs that are capitalized for Canadian purposes and expensed under US GAAP, a difference in the methodologies used to value certain stock-based compensation programs and certain contracts that under US GAAP have an embedded derivative associated with them.  In the first quarter of 2007 the differences relate to deferred development costs and stock-based compensation plans.

Our Canadian Supplement to this MD&A provides descriptions and reconciliations of the material differences between this MD&A based on US GAAP and the financial information for the quarter based on Canadian GAAP

Accounting Changes
In July 2006, the US Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 was adopted by the Company in the first quarter of fiscal 2008.  We adopted FIN 48 in the first quarter of 2008 and as a result we did not have to record a change to liabilities for uncertain tax positions.  For additional information see Note 2 of our unaudited interim financial statements.

Recent accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company in the first quarter of fiscal 2009. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective for its 2009 fiscal year and is currently evaluating the effect that the adoption of SFAS 159 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” a substantial amendment to SFAS 141. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions occurring after October 31, 2009.

Also in December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51”.  The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on our consolidated results of operations and financial condition.

Internal Control over Financial Reporting
As a result of our internal controls review during the preparation of our 2007 annual financial statements, we concluded that effective internal control over financial reporting was not maintained with respect to accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive compensation plans.  As this error resulted in a material audit adjustment to our statements for fiscal 2007 and a restatement of the 2007 interim financial statements to correct the Canadian to US GAAP reconciliation tables in the notes to the financial statements, we concluded that this constituted a material weakness in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as at October 31, 2007.  Although we believe that the reported material weakness is narrow in scope and that it does not have a pervasive impact on internal control over financial reporting at MDS, we will continue to evaluate our internal control over financial reporting on an ongoing basis and will upgrade and enhance internal control over financial reporting as needed.

To address the identified material weakness, management implemented measures in the first quarter of 2008 to remediate the control deficiency, including review of certain stock-based incentive compensation plans with third-party compensation experts  and the calculation of fair value for these plans using a Monte Carlo simulation, and a review of accounting regulations for stock-based compensation plans with third-party accounting experts.  These measures have strengthened internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense. These measures were implemented prior to the preparation of these interim financial statements for the quarter ended January 31, 2008 and will be subject to the Company’s assessment of internal controls in fiscal 2008.